

July 30, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Stock, par value $0.001 per share of Dynatrace Holdings LLC (name to be changed to Dynatrace, Inc.) under the Exchange Act of 1934.

Sincerely,